12 South 400 West

Salt Lake City, Utah 84101

888-778-5372

January 30, 2018

VIA EDGAR AND EMAIL

haseleyc@sec.gov

Courtney Haseley, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InvestView, Inc.
Registration Statement on Form S-1
Filed January 12, 2018
File No. 333-222542

Dear Ms. Haseley:

InvestView, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Thursday, February 1, 2018, at 4:00 p.m., Eastern time, or the earliest practicable date and time thereafter.

In connection with the acceleration request, the officers and directors of InvestView, Inc. have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with InvestView, Inc. or its past, current, or prospective operation that would be materially adverse to InvestView, Inc. that is not disclosed in the registration statement or the prior filings made by InvestView, Inc. pursuant to the provisions of the Securities Act of 1934, as amended.

If you have any questions respecting the foregoing, please telephone.

Sincerely,

InvestView, Inc.

/s/ William C. Kosoff

William C. Kosoff

Acting Chief Financial Officer

12 South 400 West Salt Lake City, Utah 84101; www.investview.com Ticker symbol (INVU)